Endava Announces the Acquisition of Lexicon, Australia

London, UK, October 6, 2022, (NYSE “DAVA”) Endava announced today the acquisition of Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty Ltd, headquartered in Melbourne, Australia (“Lexicon”).

Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology.

Lexicon’s clients include Australia’s market leaders in the insurance and wealth management sectors and an array of companies in other sectors, including entertainment, retail, agribusiness and automotive. In the year ending 30 June 2022, 94% of Lexicon’s revenue was from Australian clients and 6% from the USA, with close to 90% of revenue from large corporates.

Lexicon has 127 billable staff in Australia (with offices in Melbourne and Sydney) and Vietnam (Ho Chi Minh). The acquisition of Lexicon enhances Endava’s existing presence in Australia and provides a strong foundation for accelerated in-market growth. In addition, Lexicon provides Endava with a nearshore delivery location in Vietnam which complements our existing operations in Singapore and Malaysia.

John Cotterell, Endava’s CEO, commented “We see Lexicon as a high-performing business providing high quality services in an attractive market with good clients, bringing a strong talent base across delivery, support and leadership. We are excited about our cultural alignment and therefore what we can achieve together.”

Chris Carydias, Founder and Managing Director of Lexicon, said “High on our criteria for a merger partner were a strong alignment on capability, strategy and culture. With Endava we have found that. We are very excited about the opportunities ahead for our people and our clients.”

ABOUT ENDAVA:

Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of June 30, 2022, 11,853 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia and Uruguay.

https://www.endava.com/

ABOUT LEXICON:

Lexicon was founded in 2016 by Chris Carydias. Lexicon partners with established corporate clients and scale-ups to build new digital products and accelerate large-scale transformation. Lexicon’s cultural values include truth, courage & respect. Lexicon’s strong software delivery pedigree, a pragmatic approach to problem-solving and a sustainable approach to commercial conduct and social responsibility has enabled them to win many awards; including Deloitte’s Technology Fast 50 in 2020, CRN Fast 50 2020 & 2021, LinkedIn Top Startups 2021, Statista fast growth 2022 and Great Place to Work 2022-23.

https://www.lexicon.com.au/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “anticipate”, “intend”, “opportunities”, “outlook”, “may,” “will,” and other similar terms and phrases and include, but are not limited to, the statements regarding Lexicon’s business, its market, and strong talent base; Lexicon’s alignment with Endava’s capabilities, strategy and culture; and the expected benefits to, and the anticipated impact on, Endava’s business and earnings resulting from the acquisition of Lexicon. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate acquired businesses and personnel (including Lexicon); the size of Endava’s addressable market and market trends; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; and the effects of increased competition as well as innovations by new and existing competitors in Endava’s market, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021, as well as in any subsequent filings Endava may make with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. While Endava may elect to update these forward-looking statements at some point in the future, Endava specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.